SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-12396

The Beard Company
(Exact name of registrant as specified in its charter)

Harvey Parkway
301 N.W. 63rd Street, Suite 400
Oklahoma City, Oklahoma  73116
(405) 842-2333
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.00033325 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

Rule 12g-4(a)(2)

Rule 12h-3(b)(1)(i)

Rule 12h-3(b)(1)(ii)	X

Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  430

Pursuant to the requirements of the Securities Exchange Act of 1934, The Beard Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 30, 2010	By:	/s/ Herb Mee, Jr.
Name: Herb Mee, Jr.
Title: President